Passport Destilados, Inc.

OFFERING STATEMENT



Issuer Name	Passport Destilados, Inc.
Doing Business As	Passport Destilados
Offering Amount	$60,000.00 – $120,000.00
Security Type	Equity sales of Class B Membership Units
Price per Unit	$100 per Membership Unit
Units to be Sold	6,000 – 12,000 Class B Membership Units

COMPANY OVERVIEW

Passport Destilados is committed to serving as a pioneering incubator for artisanal distilled spirits producers from various regions of Mexico. Our mission is to introduce their unique craftsmanship to the fine beverages market in Arizona and, prospectively, to broader markets across the United States. The producers we partner with are not just creators of distilled spirits; they are custodians of generational wisdom and tradition. Their intimate connection with their craft, nurtured over generations, is the cornerstone of the exceptional sensory experiences we aim to deliver.

Our focus extends to a range of artisanally produced spirits, each rooted in the rich heritage and distinctive distillation techniques of their respective regions. This includes mezcal from Oaxaca & Puebla, tequila from Jalisco, sotol from Chihuahua, and various micro-batches from indigenous maestros across Mexico. Our intent is to curate a portfolio that truly encapsulates the diversity and authenticity of Mexican spirit production.

Company History
Before founding Passport Destilados, our CEO, Jimmie Muñoz, was deeply immersed in the travel industry, organizing group tours to Mexico. These tours included visits to the mezcal-producing lands of Oaxaca and the tequila-producing regions of Jalisco. Through his extensive travels and guided tours, Jimmie established personal relationships with many artisanal producers of Mexican spirits.

However, the unforeseen challenge of the COVID-19 pandemic brought all travel to a halt. During a visit to his producer friends in Mexico, Jimmie discovered that these small-scale artisans were suffering from the economic impacts of the pandemic. With tourists no longer visiting, their sales had plummeted. Moved by their plight, Jimmie decided to help. He purchased their mezcal, had it bottled and labeled, and began selling it—initially to friends in Mexico City, where he resided, and later to buyers as far away as New York, Delaware, Washington D.C., Tennessee, Virginia, and beyond.

Demand quickly outpaced supply, prompting Jimmie to formalize his operations. He founded Passport Destilados, applied for the necessary import and distribution licenses, and began partnering with retailers in Phoenix, his hometown. Over the course of a year, Passport Destilados has grown significantly, now servicing dozens of retailers with a current expansion rate of three new retailers every week.

This dynamic growth has brought us to where we are today: ready to take on new capital to purchase additional inventory and further expand our sales footprint in Phoenix and beyond. Passport Destilados remains committed to bridging the gap between artisanal Mexican producers and discerning consumers, delivering high-quality, culturally rich spirits to a growing market.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Jimmie Munoz	Stock	70%

The above is the only ownership outstanding for the company. The ownership interests of a(n) AZ Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Jimmie Munoz
Title: President & CEO
Work History: Passport Destilados, Inc.

Founder & CEO | Phoenix, AZ | 2020 – Present
Launched and developed a successful premium spirits company focused on artisanal Mexican beverages.
Secured import and distribution licenses, built relationships with producers, and expanded retail presence.
Led strategic planning, financial management, and marketing efforts, achieving significant growth and market penetration.

PassportMX Travel
Founder & CEO | Mexico City, Mexico | 2015 – 2020
Ran a travel business specializing in authentic cultural tours to Mexico, including mezcal and tequila production tours.
Established personal relationships with local producers, tour guides, transport providers and provided unique travel experiences for clients.
Adapted to changing market conditions and transitioned to developing Passport Destilados during the COVID-19 pandemic.
Biography: Jimmie Muñoz, the founder of Passport Destilados, is a lifelong learner with a passion for exploring human culture and its expressions through food and beverage. With a background in public service and a talent for public speaking, he brings a unique perspective to the industry. Jimmie is a seasoned entrepreneur with a diverse range of experience in digital media marketing, travel and hospitality, telecommunications, and family-owned business. In 2018, Jimmie founded PassportMX as a travel company focused on providing resources and experiences for travelers to Mexico. However, with the COVID-19 pandemic and the halt of travel, Jimmie pivoted the company towards building relationships with artisanal producers of agave spirits in Oaxaca and Jalisco. This shift in focus resulted in a deeper appreciation and understanding of mesoamerican culture and the beginning of Passport Destilados. Jimmie holds a B.A. in Religious & Cultural Studies, a M.A. in Sustainable Business from Arizona State University, and a Master's in Applied Leadership & Management from Thunderbird School of Global Business Management in Phoenix. These diverse educational experiences have equipped him with the knowledge and skills necessary to successfully lead Passport Destilados.

Henry Ritter
Title: Chief Financial Officer
Work History: Henry has been consulting small businesses and startups in organizational management, finance and more.
Biography: Henry Ritter is an experienced executive with a background in entrepreneurship, corporate governance, and financial structuring. He was a partner at Ernst & Young and has served on multiple corporate boards of directors. Henry has also been a start-up CEO and a restructuring executive. He has taught accountancy and entrepreneurship at American University and George Mason University. Henry holds an AB in Economics and an MBA in Finance from Cornell University, as well as a JD in Tax Law from Washington College of Law. Additionally, he is a licensed CPA.

George Birchby
Title: Chief Engagement Officer
Work History: He's been a community and political consultant for the past 30 years in Arizona, Georgia and Colorado.
Biography: George Preston Birchby, a proud veteran of the United States Coast Guard, is originally from the New York Metropolitan area and now resides in Phoenix with his family. With a background in political consulting and strategy, George brings extensive experience in representing organizational needs within the political process to the Passport Destilados team. He holds advanced degrees in

Sociology and Anthropology, with studies at The William Paterson University of New Jersey, Seton Hall University, Georgia State University, and American University. He also has teaching experience, having taught undergraduate sociology courses at Georgia State University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We are currently facing an inventory crunch due to our rapid growth. To sustain and expand our market presence, we need to significantly increase our inventory levels. This will ensure that we can consistently resupply our existing retailers and confidently onboard new ones without risking stockouts.

Additionally, we plan to launch a comprehensive sales internship program aimed at aggressively expanding our reach within the Phoenix metro area. This program will focus on signing up new retailers and boosting our sales efforts.

With the capital raised, we can fill our warehouse with the necessary inventory to support this growth strategy. This investment will not only stabilize our supply chain but also enable us to scale our operations swiftly and effectively, ensuring we meet the rising demand for our premium spirits.

By securing this funding, we will be well-positioned to fuel our growth, expand our retailer network, and solidify Passport Destilados as a leading provider of authentic Mexican spirits.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Sales Internship Program	$30,000.00
Sotol Inventory	$30,000.00
Tequila Inventory	$20,000.00
Mezcal Inventory	$20,000.00
Administrative/Marketing	$20,000.00
Total	$120,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on

their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2024, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

<u>No Right to Participate in Management</u>
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

<u>Reliance On Management Team</u>
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

<u>Limited Products And Services</u>
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

<u>Supplier Risk</u>
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

<u>Risk of Economic Downturn</u>
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

<u>Environmental Risk</u>
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

<u>Price Risk</u>
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

<u>Use of Funds Risk</u>
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

<u>Personnel Risk</u>
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Security, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$120,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,700.00
Net Proceeds	$55,300.00	$111,300.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Passport Destilados, Inc. and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Passport Destilados, Inc. ("Security Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 124,000 shares of Class B Membership Units.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Security without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of their shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently*

proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

i. *any director or officer of the issuer;*

ii. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*

iii. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*

iv. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital. The Company is seeking financing and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

The Company has no current debt obligations.

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

In order to illustrate its future earning potential, the Company has provided a summary of its Financial forecast. The forecast has been developed by the Company using reasonable best practices based on their understanding of the industry and market they wish to enter. Please refer to the Risks section for a list of the risks associated with an investment in the Company.

Sales Price	Revenue Forecast	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22
$35	T. Blancio	0	$0	$210	$242	$278	$319	$367	$422	$486	$559	$642	$739	$887	$1,064	$1,277	$1,532	$1,838	$2,206	$2,647	$3,177	$3,812	$4,574
$39	T. Rojo	0	$0	$234	$269	$309	$356	$409	$471	$541	$622	$716	$823	$988	$1,185	$1,422	$1,707	$2,048	$2,458	$2,950	$3,540	$4,247	$5,097
$65	T. Azul	0	$0	$390	$449	$516	$593	$682	$784	$902	$1,037	$1,193	$1,372	$1,646	$1,976	$2,371	$2,845	$3,414	$4,097	$4,916	$5,899	$7,079	$8,495
$85	T. Negro	0	$0	$510	$587	$674	$776	$892	$1,026	$1,180	$1,357	$1,560	$1,794	$2,153	$2,584	$3,100	$3,720	$4,464	$5,357	$6,429	$7,714	$9,257	$11,109
$45	T. Rosa	0	$0	$510	$311	$674	$776	$892	$1,026	$1,180	$1,357	$1,560	$1,794	$2,153	$2,584	$3,100	$3,720	$4,464	$5,357	$6,429	$7,714	$9,257	$11,109
$45	Sotol B.	$3,240	$3,726	$4,285	$4,928	$5,667	$6,517	$7,494	$8,618	$9,911	$11,398	$13,108	$15,074	$18,088	$21,706	$26,047	$31,257	$37,508	$45,010	$54,012	$64,814	$77,777	$93,333
$45	Sotol P.B.	$3,240	$3,726	$4,285	$4,928	$5,667	$6,517	$7,494	$8,618	$9,911	$11,398	$13,108	$15,074	$18,088	$21,706	$26,047	$31,257	$37,508	$45,010	$54,012	$64,814	$77,777	$93,333
$35	CF Esp.	0	$0	$210	$242	$278	$319	$367	$422	$486	$559	$642	$739	$887	$1,064	$1,277	$1,532	$1,838	$2,206	$2,647	$3,177	$3,812	$4,574
$45	CF Mole	0	$0	$540	$621	$714	$821	$944	$1,086	$1,249	$1,436	$1,652	$1,900	$2,280	$2,736	$3,283	$3,939	$4,727	$5,672	$6,807	$8,168	$9,802	$11,762
$55	CF Tobala	0	$0	$330	$380	$436	$502	$577	$664	$763	$878	$1,009	$1,161	$1,393	$1,672	$2,006	$2,407	$2,889	$3,466	$4,160	$4,992	$5,990	$7,188
$85	CF Cup	0	$0	$510	$587	$674	$776	$892	$1,026	$1,180	$1,357	$1,560	$1,794	$2,153	$2,584	$3,100	$3,720	$4,464	$5,357	$6,429	$7,714	$9,257	$11,109
		$6,480	$7,452	$12,014	$13,540	$15,888	$18,271	$21,012	$24,164	$27,789	$31,957	$36,750	$42,263	$50,716	$60,859	$73,031	$87,637	$105,164	$126,197	$151,436	$181,723	$218,068	$261,682

Fixed Costs Forecast	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22
Marketing	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	4500	4500	4500	4500	4500	4500	4500	4500	4500	4500
Ads & Street Team	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	3500	1500	1500	1500	1500	1500	1500	1500	1500	1500	1500
Legal & Compliance	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500
Software	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150
Sales Support Initiatives																		2400	2400	2400	2400	2400
Monthly Costs	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$7,650	$6,650	$6,650	$6,650	$6,650	$6,650	$9,050	$9,050	$9,050	$9,050	$9,050

	margin		Variable Cost Forecast	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22
48.6%	$17	$18	T. Blancio		0	108	124	143	164	189	217	250	287	330	380	456	547	657	788	945	1134	1361	1634	1960	2352
48.7%	$19	$20	T. Rojo		0	120	138	159	183	210	241	278	319	367	422	507	608	729	875	1050	1261	1513	1815	2178	2614
63.1%	$41	$24	T. Azul		0	144	166	190	219	252	290	333	383	440	507	608	729	875	1050	1261	1513	1815	2178	2614	3137
65.9%	$56	$29	T. Negro		0	174	200	230	265	304	350	402	463	532	612	735	881	1058	1269	1523	1828	2193	2632	3158	3790
53.3%	$24	$21	T. Rosa		0	174	145	230	265	304	350	402	463	532	612	735	881	1058	1269	1523	1828	2193	2632	3158	3790
44.4%	$20	$25	Sotol B.	1800	2070	2381	2738	3148	3620	4164	4788	5506	6332	7282	8374	10049	12059	14471	17365	20838	25006	30007	36008	43210	51851
44.4%	$20	$25	Sotol P.B.	1800	2070	2381	2738	3148	3620	4164	4788	5506	6332	7282	8374	10049	12059	14471	17365	20838	25006	30007	36008	43210	51851
42.9%	$15	$20	CF Esp.		0	120	138	159	183	210	241	278	319	367	422	507	608	729	875	1050	1261	1513	1815	2178	2614
55.6%	$25	$20	CF Mole		0	120	138	159	183	210	241	278	319	367	422	507	608	729	875	1050	1261	1513	1815	2178	2614
45.5%	$25	$30	CF Tobala		0	180	207	238	274	315	362	416	479	551	633	760	912	1094	1313	1576	1891	2269	2723	3267	3921
47.1%	$40	$45	CF Cup		0	270	311	357	411	472	543	625	718	826	950	1140	1368	1641	1970	2363	2836	3403	4084	4901	5881
			Monthly Costs	$3,600	$4,140	$6,171	$7,041	$8,161	$9,385	$10,793	$12,412	$14,274	$16,415	$18,877	$21,709	$26,051	$31,261	$37,513	$45,015	$54,018	$64,822	$77,787	$93,344	$112,013	$134,415

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the Commission;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> i) at the time of the filing of this offering statement bars the person from:
> > a)   association with an entity regulated by such commission, authority, agency or officer;
> > b)   engaging in the business of securities, insurance or banking;
> > c)   engaging in savings association or credit union activities; or

> ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this **"Agreement")** is entered into by and between PASSPORT DESTILADOS, INC. , an Arizona limited liability company (the **"Company"),** and the undersigned Subscriber in the Company **("Subscriber")** as of April 10, 2023 . All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement, dated June 1, 2022 (the **"Operating Agreement").**

WHEREAS, the Company has been formed as a corporation under the laws of the State of Arizona;

WHEREAS, the Members have set out fully in the Operating Agreement their respective rights, obligations and duties with respect to the Company; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, an ownership interest in the Company in the form of 50 **Class B Non-Voting Membership Units** as specified in the Operating Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. **Subscription for Units.**

1.1. Agreement to Sell and Purchase. Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 3.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the **"Purchased Units"),** all subject to the terms and conditions set forth in this Agreement.

1.2. Consideration. In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to pay the Company **US$ 5,000 ~ ("Purchase Price").**

2. Documents Required from Subscriber.

2.1. In order for the Subscription to be considered for acceptance by the Company, Subscriber must deliver the following to the Company on or before June 10, 2022, or as may be further extended by the Company:

• written confirmation that Subscriber has paid the Purchase Price
• a signed copy of this Agreement; and
• a signed copy of the Operating Agreement

3. **Closing.**

3 .1. Closing Date. The Closing of the purchase and sale of the Purchased Units sh 11 occur at a time, date, and place designated by the Company; provided, however, that in no ev ,nt shall the Closing occur more than 30 days after the execution of this Agreement.

3.2. Rejection of Subscription. At or before the Closing, the Company may, in its s~le discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in Pr ·

3.3. Default. If Subscriber fails to perform his obligations hereunder within five dar,s after receipt of notice by the Company to Subscriber of such failure, the Company may, at its s le option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, ti le and interest in the Purchased Units to the Company and a rescission of the transactio s contemplated hereby.

3.4. Failure of Closing to Occur. The Company shall have no liability to Subscriber pr (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Units to Subscriber.

3.5. Obligations of Subscriber. At the Closing, Subscriber shall execute the Operatir,g Agreement and such other documents as are deemed by the Company to be appropriate, advisalJ.le

or necessary to consummate the transactions contemplated hereby and thereby.

      3 .6. Subscription Irrevocable. Except as provided under applicable state securities la s, this subscription is and shall be irrevocable on the part of Subscriber.

4. Representation and Warranties of Subscriber.
Subscriber hereby represents and warrants to the Company as follows:

      4.1. No Conflicts. The execution and delivery of this Agreement do not, and tt e consummation of the transactions contemplated hereby will not, violate any terms of any mater~al contractual restriction or commitment of any kind or character to which Subscriber is a party or t y which Subscriber is bound.

      4.2. Risk of Loss. Subscriber is able to bear the substantial economic risks of : investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscribf r is cognizant of and understands all of the risks related to the purchase of the Purchased Unius, including those set forth in Section 4.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for his current needls and possible personal contingencies and has no need for liquidity in this investment. Subscribe~'s commitment to investments which are not readily marketable is not disproportionate to his nft worth and his acquisition of the Purchased Units will not cause his overall commitment to su , h investments to become excessive.

      4.3. Access. Subscriber acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by him, his counsel, and his accountants. Counsel and accountants for Subscriber, and Subscriber himself, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or his representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

      4.4. Investment Intent. The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

      4.5. Reliance on Representations. Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Purchased Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

      4.6. No Registration. Subscriber acknowledges that, because the Purchased Units have not been registered under the Securities Act of 1933 (the **"Securities Act"),** and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of his investment in the Purchased Units for an indefinite period.

      4. 7. Restrictions on Transfer. Subscriber agrees that he will not sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Purchased Units cannot be liquidated easily, that no public or

other market exists for the Purchased Units, and that no such market is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Purchased Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any certificate representing Purchased Units a legend substantially as follows:

> *THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE ARIZONA SECURITIES ACT AND ARE SUBJECT TO ITS RESTRICTIONS ON TRANSFERABILITY AND SALE. THE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ARIZONA SECURITIES ACT A REG/STATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ARIZONA SECURITIES COMMISSION THE COMMISSION DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOT DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THE PRIVATE PLACEMENT MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.*
>
> *THESE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS THEY MAY NOT BE OFFERED OR TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE OR OTHERWISE UNLESS (1) A REGISTRATION STATEMENT FOR THE UNITS UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS IN EFFECT OR (11) THE COMPANY HAS RECEIVED AN OP INION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.*
>
> *THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REP RESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY AND OTHER TERMS AND CONDITIONS OF A CERTAIN OPERATING AGREEMENT BY AND AMONG THE MANAGERS AND THE MEMBERS OF THE COMPANY A COPY OF SUCH AGREEMENT MAY BE MADE AVAILABLE FOR REVIEW UPON WRITTEN REQUEST MADE TO THE SECRETARY OF THE COMPANY*

4.8. Sophistication. Subscriber possesses a sufficient degree of sophisticatio , knowledge, and experience in financial and business matters such that he is capable of evaluati g the merits and risks of acquiring the Purchased Units.

4.9. No Oral Representations. No person representing the Company or purporting to Io so has made any oral representation or warranty to Subscriber which is inconsistent with t~e information provided in writing to him. Subscriber agrees that he has not relied and shall not re[y on any such representation or warranty in connection with any decision to acquire the Purchastd Units. |

4 .10. Execution on Behalf of Certain Entities. If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to exec | e and deliver this Agreement and all other documents and instruments (if any) executed a , d delivered on behalf of such entity in connection with this subscription for the Purchased Units.

4.11. Brokers. No broker, finder or intermediary has been paid or is entitled to a fee r commission from or by Subscriber in connection with the purchase of the Purchased Units nor • s Subscriber entitled to or will accept any such fee or commission.

4.12. Indemnification. Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

4.13. Subject to Operating Agreement. The Purchased Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

4.14. Confidentiality. Subscriber hereby agrees, on behalf of himself and his designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 4.14 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

4.15. Survival. The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

5. **General.**

5 .1. Governing Law. This Agreement will be construed in accordance with and governed by the laws of the State of Arizona, without giving effect to conflict of law principles.

5.2. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or its breach, is to be settled by binding arbitration administered by the American Arbitration Association under arbitration rules then in effect. Any such arbitration shall take place in Arizona, or any other location mutually agreed to by the parties.

5 .3 . Successors and Assigns. Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

5.4. Notices. All notices and other communications required or permitted hereun er will be in writing and will be delivered by hand or sent by overnight courier, fax or e-mail to: ifto the Company:

> Passport Destilados, Inc.
> Attn: Jimmie Munoz, Jr., Manager
> 6645 S. Central Avenue
> Phoenix, AZ 85042
> with a copy to:
> Langon Law Group LLC
> 1562 First Ave# 205-2492
> New York, NY 10028-4004
> fax: 888-688-4414
> e-mail: agongora@langonlawgroup.com

> Attention: Alan Gongora, Esq.
> Managing Partner
> if to Subscriber:
> (name)
> (mailing address)
> (mailing city, state & zip)
> e-mail: (subscriber email)
> with a copy to:
> (subscriber attorney - if any)
> (subscriber attorney address 1)
> (subscriber attorney address 1)
> (subscriber attorney city, state & zip)

fax: (subscriber attorney fax#)

Each party may furnish an address substituting for the address given above by giving notice to tljle other parties in the manner prescribed by this Section 5.4. All notices and other communicatiofls will be deemed to have been given upon actual receipt by (or tender to and rejection by) t ! e intended recipient or any other person at the specified address of the intended recipient.

5.5. Severability. In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

5.6. Waiver. Subscriber hereby waives, to the fullest extent permitted by law, any rights of withdrawal, rescission or compensation for damages to which Subscriber might be entitled in connection with the distribution of any of the Purchased Units.

5.7. Costs. Subscriber acknowledges and agrees that all costs and expenses incurred by Subscriber (including any fees and disbursements of professionals retained by Subscriber) relating to the purchase of the Purchased Units shall be borne by Subscriber.

5. 8. Construction. The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof' relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

5.9. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

5.10. Amendment and Waiver. This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

5 .11. Counterparts. This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereinafter set forth.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial condition of Passport Destilados, Inc. expressed in this Form C is accurate, true, and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

Jimmie Munoz

_____

Jimmie Munoz

Passport Destilados, Inc.